Contact

www.linkedin.com/in/ronbooth
(LinkedIn)

Top Skills

Presentation Skills
Board Development
Leadership Development

Certifications

Certified Public Accountant
Certified Public Accountant
Certified Public Accountant
Certified Public Accountant (CPA)

Ronald (Ron) Booth

Founder and CEO | Midwest Doctor Link
Kansas City, Missouri, United States

Summary

I'm an enterprising connector of people and opportunities. I'm much more likely to tell you the truth than I am to sugarcoat which means that things move pretty fast around me and my companies. I'm serious about what I do and expect others to be as serious, unless of course someone has a good joke to tell.

I have a financial background (CPA - Big 4 Accounting) so I can speak the language of accounting and finance and have founded several businesses including a multi-state medical practice with real estate and surgery center interests and most recently, Midwest Doctor Link.

I love the thrill of the deal and work to make sure my clients/partners get what they deserve.

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Experience

Midwest Doctor Link
Founder and Chief Executive Officer
November 2024 - Present (6 months)
Kansas City Metropolitan Area

Midwest Doctor Link links great doctors with rural hospitals in the Kansas City area filling a need for physicians in our rural communities. We focus on long-term, part-time contract based opportunities.

Thompson River Advisory LLC
Managing Director
February 2021 - Present (4 years 3 months)
Kansas City, Missouri

Ascentist Ear, Nose and Throat
Chief Operating Officer
February 2020 - February 2021 (1 year 1 month)
Kansas City, Missouri Area

ENT Associates of Greater Kansas City, PC

Chief Executive Officer

February 2015 - February 2021 (6 years 1 month)

Lee's Summit, Missouri

ENT Associates of Greater Kansas City is a medical practice specializing of disorders of the ears, nose and throat, head and neck surgery, hearing correction and allergy. We provide this care in a friendly, courteous and efficient environment, and make every effort to be available when needed by both our new and established patients. Our practice consists of offices located in Lee's Summit and Kansas City, Missouri.

We believe that by counseling and teaching, we allow our patients to make the best health care decisions. By associating ourselves with multiple hospitals, health plans and other professionals, we can facilitate a wide range of treatment options. Our care providers communicate continuously with our patients' primary care and referral doctors to approach seamless medical care.

Ascentist Management LLC (ENT Associates of Greater Kansas City)

President

2018 - February 2020 (2 years)

FirsTrust Mortgage

Chief Operating Officer

May 2012 - February 2015 (2 years 10 months)

Leawood, KS

As Chief Operating Officer at FirsTrust Mortgage, Inc. I'm helping a great team of personal financial professionals who specialize in mortgages create an even higher level of customer service focused on the entire financial picture of our clients. FirsTrust is one of the largest mortgage planning firms in Kansas City with plans to expand regionally and help even more people use their mortgage as a keystone to their financial future.

In July of 2014, our firm merged with Guaranteed Rate to enable us to further capture the market with great service and great support for loan originators.

Online Trading Academy Kansas City

President

August 2008 - 2012 (4 years)

President and Owner of Online Trading Academy Kansas City where we train active investors how to trade equities, futures, FOREX and options using our money, our facilities and our instructors

First Horizon National Corporation
President First Connect
2003 - 2008 (5 years)

Led explosive growth in this division of a regional bank. Appointed division head to jump start the business. Under my leadership, total employees went from 25 to 425 in three years; our division became the 19th largest subprime mortgage originator in the country in three years. Designed delivery channel; hired and trained over 400 salespeople; made numerous business presentations presenting vision and results. Identified as a key leader of the future for First Tennessee Bank (now First Horizon)

First Horizon Home Loans
Senior Vice President Corporate Development; Regional Chief Financial Officer; Divisional Sales Mgr.
July 1995 - July 2003 (8 years 1 month)
Kansas City, Missouri Area, Dallas, Texas

- Expanded the reach of this national mortgage operation by leading the mergers and acquisitions for multiple acquisitions of mortgage brokers throughout the United States including the purchase of Real Estate Financial Services in Atlanta, GA with over $1 billion in annual production.
- Hired, trained and supervised 13 mortgage production offices located nationally which produced nearly $1 billion annually in mortgage volume and generated income of nearly $4 million annually.

Carl I. Brown Mortgage
Chief Financial Officer
1990 - 1998 (8 years)

First CFO of this family owned mortgage company-developed and managed $275 million warehouse credit line with 7 national banks-designed funding accounting system to manage over $1 billion in fundings - led sale to regional bank.

Price Waterhouse Coopers LLC
Staff/Senior and Manager
1984 - 1990 (6 years)

As part of the audit team, served as auditor on banks, mutual funds, mortgage banks, manufacturing companies and colleges. Promoted to manager and then left to become the first CFO of a client.

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Education

University of Central Missouri
BSBA, Accounting · (1980 - 1984)

West Platte High School, Weston, Missouri
 · (1976 - 1980)